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                                                                    EXHIBIT 99.1


                                                             A M E R I C A
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                                                             M I N E R A L
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                                                             F I E L D S  I N C.
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NEWS RELEASE


                                      St. George's House
                                      15 Hanover Square
                                      London W1S 1HS
                                      England
                                      Tel: ++ 44 (0)20-7355-3552
                                      Fax: ++ 44-(0)20-7355-3554
                                      Website:www.am-min.com
                                      Email: london@am-min.com

For Immediate Release

America Mineral Fields Hails Congolese Peace

Power sharing agreement provides foundation for political stability and economic regeneration.

LONDON, U.K. (December 19, 2002) America Mineral Fields Inc (TSX: AMZ) today hailed the outcome of the inter-Congolese dialogue held in Pretoria, South Africa that saw the Government of the Democratic Republic of Congo (DRC), internal opposition parties, civil society, and rebel groups backed by neighbouring countries agree to a power-sharing deal aimed at ending a four-year conflict for control of the country. As part of this agreement, the ministerial portfolios have been divided among the participants to the peace process.

"There has already been substantial progress in the DRC during the past year," said Tim Read, President and CEO, America Mineral Fields. "This landmark agreement now provides the formal framework to make permanent the peace and economic stability that has now returned to the region. We note that the new Minister of Mines will be appointed by representatives of the opposition parties and civil society, which indicates the spirit of compromise in which this agreement has been resolved. We look forward to meeting the new Minister, once he has taken office, and working with him to bring the Kolwezi copper-cobalt project to value. We are planning to meet with Gecamines, the state mining company, early in the New Year to review the economic parameters of the project."

The power sharing agreement will be enshrined in a transitional Government that will remain in place until elections are held in 30 months. That election will be the first democratic vote since independence from Belgium in 1960. The DRC's President, Joseph Kabila will remain in his role while four Vice-Presidents will represent the Government, Congolese opposition and the two main rebel groups - the Rwandan-backed Congolese Rally for Democracy (RCD) and the Ugandan-backed Movement for the Liberation of Congo (MLC).

"We believe that there are many reasons to be confident that all parties to the agreement will work hard to hold the peace, not the least of which is the momentum created by the removal of foreign troops from the DRC," said Mr. Read. During the past year troops from Rwanda, Zimbabwe, Namibia and Angola have all withdrawn.

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In addition to the negotiations with Gecamines, AMZ has recently advanced the
Kolwezi project by launching its Environmental and Social Impact Audit, and Scoping Study. AMZ is also in the process of identifying industry and financial partners to fund the capital cost of the project, which has the potential to become the world's largest and lowest cost producer of cobalt and a significant low cost producer of copper.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

                                      -END-

London                                      North America

Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group
Telephone:  44-20-7355-3552                 Telephone:  416-815-0700 x. 243
                                                        800-385-5451 (toll free)
Facsimile:  44-20-7355-3554                 Facsimile:  416-815-0080
E-mail: london@am-min.com                   E-mail: mkangas@equicomgroup.com
        -----------------                           ------------------------

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.